Exhibit 99.1

KCG ANNOUNCES CONSOLIDATED EARNINGS OF $2.19

PER DILUTED SHARE FOR THE FIRST QUARTER OF 2015

From first quarter 2015 results and the sale of KCG Hotspot,

KCG’s tangible book value rises to $13.86 per share, book value increases to $15.10 per share, and stockholders’ equity rises to $1.78 billion

KCG announces plans to launch a modified Dutch auction tender offer for up to $330 million of its common stock

JERSEY CITY, New Jersey – May 1, 2015 – KCG Holdings, Inc. (NYSE: KCG) today reported consolidated earnings of $249.3 million, or $2.19 per diluted share, for the first quarter of 2015.

Included in these results is a pre-tax gain of $373.8 million from the sale of KCG Hotspot net of professional fees and compensation costs related to the sale. Excluding these items, on a non-GAAP basis, first quarter 2015 pre-tax income from continuing operations was $32.4 million. A reconciliation of GAAP to non-GAAP results is included in Exhibit 4.

Select Financial Results	($ in thousands, except EPS)
From Continuing Operations	1Q15	4Q14	1Q14
Revenues	696,156	346,139	383,657
Non-GAAP revenues*	311,130	344,023	374,013
Trading revenues, net	208,795	221,415	258,297
Commissions and fees	99,961	117,326	112,257
GAAP pre-tax income	406,128	26,531	59,384
GAAP EPS	2.19	0.23	0.31
Non-GAAP pre-tax income*	32,427	30,532	57,563

*	See Exhibit 4 for a reconciliation of GAAP to non-GAAP results.

First Quarter Highlights

•	Market making grew the percentage of consolidated U.S. equity share and dollar volume on both a quarter over quarter and year over year basis

•	KCG BondPoint grew trade volumes across Corporates, Municipals and CDs on both a quarter over quarter and year over year basis

•	Completed the sale of KCG Hotspot to BATS Global Markets, Inc.

•	Raised $500 million in 6.875% Senior Secured Notes due in 2020, repaid $117 million in Convertible Notes upon maturity in March 2015, and, subsequent to the quarter, redeemed $305 million in 8.250% Senior Secured Notes due in 2018

•	Subsequent to the quarter, announced plans to launch a modified Dutch auction tender offer for up to $330 million of its common stock as part of an expanded share repurchase program

“During the first quarter, we accomplished a great deal. On the cost front, we’ve relentlessly focused on operating expenses. On the client front, we continue to develop strategic relationships. In addition, we closed the sale of KCG Hotspot to BATS and initiated a process to rationalize our long-term debt. We’ve done all this while continuing to build out and optimize our trading businesses to position them for future revenue growth,” said CEO Daniel Coleman. “Notwithstanding all of this, we believe we can do more. We can support our firm’s ability to grow with regard to improving returns on equity and optimizing our capital structure. To that end, we announced a planned $330 million tender offer at a range of $13.50 to $14.00 per share. The offer is a premium to current and historical prices our shares have traded at since the merger. We believe this is an appropriate recognition of our stockholders’ patience as we have worked through the integration and we believe this is the right use of capital as we invest in our future as a new breed of independent securities firm.”

Market Making

The Market Making segment encompasses direct-to-client and non-client, exchange-based market making across multiple asset classes and is an active participant in all major cash, options and futures markets in the U.S., Europe and Asia. During the first quarter of 2015, the segment generated total revenues of $224.5 million and pre-tax income of $39.3 million.

During the first quarter of 2015, consolidated U.S equity share and dollar volume posted modest declines quarter over quarter despite the continued rise of leading market indexes. Retail investors remained engaged as evidenced by the sustained average daily SEC Rule 605 share volume and net flows into stocks during the quarter. Market volumes for fixed income, currencies and commodities during the quarter were mixed, punctuated by heightened trading activity from macro events.

Mr. Coleman commented, “KCG’s market making results reflect lower consolidated U.S. equity market volumes compared to the previous quarter and similar levels of realized volatility. Anecdotally, we saw improvement in market making in European equities to European clients, offset by a more difficult quarter in U.S. options. During the quarter, KCG continued to make progress building out direct-to-client market making in FX across regions.”

In the fourth quarter of 2014, the segment generated total revenues of $238.7 million and pre-tax income of $42.7 million. In the first quarter of 2014, the segment generated total revenues of $277.3 million and pre-tax income of $76.0 million.

Select Trade Statistics: U.S. Equity Market Making

	1Q15	4Q14	1Q14
Average daily dollar volume traded ($ millions)	31,025	31,621	27,321
Average daily trades (thousands)	3,947	4,036	3,958
Average daily shares traded (millions)	5,048	5,241	14,907
NYSE and NASDAQ shares traded	933	933	862
OTC Bulletin Board and OTC Market shares traded	4,115	4,308	14,045
Average revenue capture per U.S. equity dollar value traded (bps)	0.92	0.93	1.26

Global Execution Services

The Global Execution Services segment comprises agency execution services and trading venues. During the first quarter of 2015, the segment generated total revenues of $464.3 million and pre-tax income of $381.1 million. Excluding the gain on the sale of KCG Hotspot and related professional and compensation expenses, the segment generated total revenues of $79.2 million and pre-tax income of $7.2 million.

During the first quarter of 2015, KCG’s algorithmic trading continued to add leading institutions as clients. The ETF trading team posted a strong quarter by developing existing clients and converting additional prospects. KCG BondPoint generated record average daily par value traded with growth in volumes of Corporates, Municipals and CDs.

Mr. Coleman commented, “We believe algorithmic trading is a real, emerging strength at KCG. The product development process blends the firm’s deep intellectual capital with our advanced technologies. Client orders benefit from access to KCG’s naturally occurring liquidity from retail and institutional clients. We continue to focus on growing our business with buyside clients. During the first quarter, 10 asset management clients began using KCG algorithms, and we onboarded an additional 16 new asset management clients. The decline in volume quarter over quarter reflects a decrease in low margin order routing flow, which had a minimal impact on revenues.”

As previously announced, during the quarter, KCG completed the sale of KCG Hotspot to BATS Global Markets. First quarter 2015 financial results for the Global Execution Services segment includes contributions from KCG Hotspot encompassing 50 trading days until the completion of the sale on March 13, 2015.

In the fourth quarter of 2014, the segment generated total revenues of $93.4 million and pre-tax income of $10.0 million. Excluding a gain of $2.1 million from the sale of KCG’s futures commodity merchant (FCM), the segment generated total revenues of $91.3 million and pre-tax income for the quarter of $7.9 million. In the first quarter of 2014, the segment generated total revenues of $87.2 million and pre-tax income of $2.0 million.

Select Trade Statistics: Agency Execution and Trading Venues

	1Q15	4Q14	1Q14
Average daily KCG algorithmic trading and order routing U.S. equities shares traded (millions)	299.0	334.3	281.0
Average daily KCG BondPoint fixed income par value traded ($ millions)	145.8	130.8	144.2
Average daily KCG Hotspot notional foreign exchange dollar value traded ($ billions)*	31.1	31.6	32.2

*	Represents KCG Hotspot ADV from January 1, 2015 to March 12, 2015.

Corporate and Other

The Corporate and Other segment includes strategic investments and corporate overhead expenses. During the first quarter of 2015, the segment generated total revenues of $7.3 million and pre-tax loss of $14.3 million.

In the fourth quarter of 2014, the segment generated total revenues of $14.0 million and a pre-tax loss of $26.1 million. Excluding net lease loss accruals of $6.1 million, the pre-tax loss for the quarter was $20.0 million. In the first quarter of 2014, the segment generated total revenues of $19.1 million and a pre-tax loss of $18.7 million. Excluding revenue of $9.6 million from the merger of BATS and Direct Edge and a write down of $7.6 million in capitalized debt costs and net lease loss benefit of $0.1 million, the pre-tax loss for the quarter was $20.8 million.

Financial Condition

As of March 31, 2015, KCG had $990.5 million in cash and cash equivalents. Total outstanding debt was $799.8 million (See Debt below). The Company had $1.78 billion in stockholders’ equity, equivalent to a book value of $15.10 per share and tangible book value of $13.86 per share based on total shares outstanding of 118.1 million, including restricted stock units.

KCG’s headcount at March 31, 2015 was 1,038 full-time employees as compared to 1,093 full-time employees at December 31, 2014, which included 40 full-time employees of KCG Hotspot.

During the first quarter of 2015, KCG did not repurchase any shares of KCG Class A Common Stock.

Debt

On March 13, 2015, KCG provided 30 days’ notice that it would call its 8.250% $305.0 million Senior Secured Notes due 2018 (“8.250% Notes”), effective April 13, 2015. KCG funded $330.2 million, an amount sufficient to redeem the outstanding aggregate principal amount of the 8.250% Notes plus accrued interest, a make whole premium and other costs into an escrow account. As the 8.250% Notes were redeemed in April, the $305.0 million remained on the Consolidated Statement of Financial Condition as of March 31, 2015. The charges for the make-whole premium of $16.5 million and the acceleration of capitalized debt costs of $8.8 million will be recorded in the second quarter of 2015. In addition, upon maturity on March 16, 2015, KCG repaid all of its outstanding $117.3 million aggregate principal amount of 3.50% Cash Convertible Senior Subordinated Notes.

Modified Dutch Auction Tender Offer

Subsequent to the first quarter of 2015, on April 2, 2015, KCG’s board of directors authorized an expanded share repurchase program of up to $400 million of KCG common stock and warrants (including the $55 million of remaining capacity under the previously authorized repurchase program). As part of this authority, KCG expects to commence, on May 4, 2015, a “modified Dutch auction” tender offer that will remain open for at least 20 business days. Under the proposed terms of the tender offer, stockholders will have the opportunity to sell stock to KCG at a specified price per share not less than $13.50 and not greater than $14.00. Upon expiration of the tender offer, and based on the number of shares tendered and the prices specified by the tendering stockholders, KCG will determine the lowest price within the range that will allow it to repurchase up to $330 million of KCG’s Class A common stock (or all Shares properly tendered and not properly withdrawn if the tender offer is not fully subscribed). All shares purchased by KCG in the tender offer will be purchased at the same price. If the aggregate purchase price for shares tendered at or below the specified purchase price exceeds $330 million, allocations will be made on a pro rata basis from stockholders tendering at or below the purchase price, except as otherwise specified in the Offer to Purchase. The tender offer range represents a premium of 5 percent to 9 percent above the closing price of KCG’s common stock on the New York Stock Exchange of $12.84 on April 30, 2015. Assuming the offer is fully subscribed, KCG will repurchase a minimum of 23.6 million shares, or 22 percent of its total shares outstanding excluding restricted stock units (RSUs) as of April 29, 2015. Assuming the tender offer is fully subscribed, approximately $70 million in authority will remain in the share repurchase program.

Additional Information Regarding the Tender Offer

The tender offer described in this press release has not yet commenced. This press release is for informational purposes only, is not a recommendation to buy or sell KCG common stock, and does not constitute an offer to buy or the solicitation to sell shares of KCG common stock. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that KCG expects to file Monday, May 4th with the Securities and Exchange Commission. Stockholders should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Once the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that KCG will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or the investor information section of KCG’s website at www.kcg.com.

Conference Call

KCG will hold a conference call to discuss first quarter 2015 financial results starting at 9:00 a.m. Eastern Time today, May 1, 2015. To access the call, dial 888-820-9418 (domestic) or 913-312-0399 (international) and enter passcode 2590902. In addition, the call will be webcast at http://www.media-server.com/m/acs/60eea8e00b3e41855fa9a4e355bdce2f. Following the conclusion of the call, a replay will be available by selecting a number based on country of origin from a list posted at: https://replaynumbers.conferencinghub.com/index.aspx?confid=7898269&passcode=7898269 and entering passcode 7898269.

Additional information for investors, including a presentation of the first quarter financial results, can be found at http://investors.kcg.com.

Non-GAAP Financial Presentations

KCG believes that certain non-GAAP financial presentations, when taken into consideration with the corresponding GAAP financial presentations, are important in understanding operating results. Selected financial information is included in the non-GAAP financial presentations for the three months ended March 31, 2015, December 31, 2014 and March 31, 2014. KCG believes the presentations provide a meaningful summary of revenues and results of operations for each of the three month periods. Reconciliations of GAAP to non-GAAP results are included in the schedules in Exhibit 4.

About KCG

KCG is a leading independent securities firm offering investors and clients a range of services designed to address trading needs across asset classes, product types and time zones. The firm combines advanced technology with exceptional client service across market making, agency execution and venues. KCG has multiple access points to trade global equities, fixed income, currencies and commodities via voice or automated execution. www.kcg.com

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about KCG’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Any forward-looking statement contained herein speaks only as of the date on which it is made. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with: (i) the strategic business combination (the “Mergers”) of Knight Capital Group, Inc. (“Knight”) and GETCO Holding Company, LLC (“GETCO”), including, among other things, (a) difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits, (b) the inability to sustain revenue and earnings growth, and (c) customer and client reactions to the Mergers; (ii) the August 1, 2012 technology issue that resulted in Knight’s broker-dealer subsidiary sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s business as well as actions taken in response thereto and consequences thereof; (iii) the sale of KCG’s reverse mortgage origination and securitization business, sale of KCG’s futures commission merchant and the sale of KCG Hotspot; (iv) changes in market structure, legislative, regulatory or financial reporting rules, including the increased focus by regulators, the New York Attorney General, Congress and the media on market structure issues, and in particular, the scrutiny of high frequency trading, alternative trading systems, market fragmentation, colocation, access to market data feeds, and remuneration arrangements such as payment for order flow and exchange fee structures; (v) past or future changes to organizational structure and management; (vi) KCG’s ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by KCG’s customers and potential customers; (vii) KCG’s ability to keep up with technological changes; (viii) KCG’s ability to effectively identify and manage market risk, operational and technology risk, legal risk, liquidity risk, reputational risk, counterparty and credit risk, international risk, regulatory risk, and compliance risk; (ix) the cost and other effects of material contingencies, including litigation contingencies, and any adverse judicial, administrative or arbitral rulings or proceedings; (x) the effects of increased competition and KCG’s ability to maintain and expand market share; and (xi) the commencement and completion of the proposed tender offer. The list above is not exhaustive. Readers should carefully review the risks and uncertainties disclosed in KCG’s reports with the SEC, including, without limitation, those detailed under “Risk Factors” in KCG’s Annual Report on Form 10-K for the year-ended December 31, 2014, and other reports or documents KCG files with, or furnishes to, the SEC from time to time.

CONTACTS

Sophie Sohn	Jonathan Mairs
Communications & Marketing	Investor Relations
312-931-2299	201-356-1529
media@kcg.com	jmairs@kcg.com

Exhibit 1

KCG HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	(In thousands, except per share amounts)
Revenues
Trading revenues, net	$208,795	$221,415	$258,297
Commissions and fees	99,961	117,326	112,257
Interest, net	(23)	(177)	948
Investment income and other, net	387,423	7,575	12,155

Total revenues	696,156	346,139	383,657

Expenses
Employee compensation and benefits	106,718	116,214	122,319
Execution and clearance fees	68,473	82,377	75,501
Communications and data processing	33,764	36,945	36,796
Depreciation and amortization	20,615	21,224	20,103
Payments for order flow	15,221	14,698	22,032
Professional fees	11,181	5,695	5,402
Debt interest expense	8,463	7,721	9,524
Collateralized financing interest	8,456	7,973	6,162
Occupancy and equipment rentals	7,340	8,514	8,285
Business development	1,857	2,308	1,683
Lease loss accrual, net	132	6,117	266
Writedown of capitalized debt costs	—	—	7,557
Other	7,808	9,822	8,643

Total expenses	290,028	319,608	324,273

Income from continuing operations before income taxes	406,128	26,531	59,384
Income tax expense	156,827	562	22,467

Income from continuing operations, net of tax	249,301	25,969	36,917
Income (loss) from discontinued operations, net of tax	—	165	(1,253)

Net Income	$249,301	$26,134	$35,664

Basic earnings per share from continuing operations	$2.25	$0.24	$0.32

Diluted earnings per share from continuing operations	$2.19	$0.23	$0.31

Basic loss per share from discontinued operations	$—	$—	$(0.01)

Diluted loss per share from discontinued operations	$—	$—	$(0.01)

Basic earnings per share	$2.25	$0.24	$0.31

Diluted earnings per share	$2.19	$0.23	$0.30

Shares used in computation of basic earnings (loss) per share	110,782	109,654	115,569

Shares used in computation of diluted earnings (loss) per share	113,615	112,224	117,898

Exhibit 2

KCG HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	March 31, 2015	December 31, 2014
	(In thousands)
ASSETS
Cash and cash equivalents	$990,542	$578,768
Cash and cash equivalents segregated under federal and other regulations	3,000	3,361
Funds held in escrow	330,163	—
Financial instruments owned, at fair value:
Equities	2,366,225	2,479,910
Listed options	87,412	144,586
Debt securities	187,314	82,815
Other financial instruments	—	60

Total financial instruments owned, at fair value	2,640,951	2,707,371
Collateralized agreements:
Securities borrowed	1,685,850	1,632,062
Receivable from brokers, dealers and clearing organizations	822,248	1,188,833
Fixed assets and leasehold improvements, less accumulated depreciation and amortization	129,171	134,051
Investments	105,624	100,726
Goodwill and Intangible assets, less accumulated amortization	146,539	152,594
Deferred tax asset, net	164,298	154,759
Assets of business held for sale	—	40,484
Other assets	217,408	137,645

Total assets	$7,235,794	$6,830,654

LIABILITIES & EQUITY
Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equities	$1,950,860	$2,069,342
Listed options	78,427	115,362
Debt securities	112,763	101,003
Other financial instruments	234	—

Total financial instruments sold, not yet purchased, at fair value	2,142,284	2,285,707
Collateralized financings:
Securities loaned	792,887	707,744
Financial instruments sold under agreements to repurchase	905,567	933,576

Total collateralized financings	1,698,454	1,641,320
Payable to brokers, dealers and clearing organizations	442,586	676,089
Payable to customers	12,126	22,110
Accrued compensation expense	41,831	114,559
Accrued expenses and other liabilities	161,850	136,977
Income taxes payable	148,481	—
Capital lease obligations	5,080	6,700
Liabilities of business held for sale	—	2,356
Debt	799,847	422,259

Total liabilities	5,452,539	5,308,077

Equity
Class A Common Stock	1,296	1,275
Additional paid-in capital	1,391,368	1,369,298
Retained earnings	522,081	272,780
Treasury stock, at cost	(133,188)	(122,909)
Accumulated other comprehensive income	1,698	2,133

Total equity	1,783,255	1,522,577

Total liabilities and equity	$7,235,794	$6,830,654

Exhibit 3

KCG HOLDINGS, INC.

PRE-TAX EARNINGS (LOSS) FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT*

(In thousands)

(Unaudited)

	For the three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
Market Making
Revenues	$224,548	$238,740	$277,346
Expenses	185,208	196,030	201,314

Pre-tax earnings	39,340	42,710	76,032

Global Execution Services
Revenues	464,266	93,369	87,220
Expenses	83,208	83,401	85,204

Pre-tax earnings	381,058	9,968	2,016

Corporate and Other
Revenues	7,342	14,030	19,091
Expenses	21,612	40,177	37,755

Pre-tax loss	(14,270)	(26,147)	(18,664)

Consolidated
Revenues	696,156	346,139	383,657
Expenses	290,028	319,608	324,273

Pre-tax earnings	$406,128	$26,531	$59,384

*	Totals may not add due to rounding.

Exhibit 4

KCG HOLDINGS, INC.

Regulation G Reconciliation of Non-GAAP financial measures (Continuing operations)*

(in thousands)

Three months ended March 31, 2015	Market Making	Global Execution Services	Corporate and Other	Consolidated
Reconciliation of GAAP Revenues to Non-GAAP Revenues:
GAAP Revenues	$224,548	$464,266	$7,342	$696,156
Gain on sale of KCG Hotspot	—	(385,026)	—	(385,026)

Non- GAAP Revenues	$224,548	$79,240	$7,342	$311,130

	Market Making	Global Execution Services	Corporate and Other	Consolidated
Reconciliation of GAAP Pre-Tax to Non-GAAP Pre-Tax:
GAAP Income (loss) from continuing operations before income taxes	$39,340	$381,058	$(14,270)	$406,128
Gain on sale of KCG Hotspot	—	(385,026)	—	(385,026)
Professional fees related to the sale of KCG Hotspot	—	6,736	—	6,736
Compensation expense related to the sale of KCG Hotspot	—	4,457	—	4,457
Lease loss accrual, net	—	—	132	132

Non-GAAP Income (loss) from continuing operations before income taxes	$39,340	$7,225	$(14,138)	$32,427

Three months ended December 31, 2014	Market Making	Global Execution Services	Corporate and Other	Consolidated
Reconciliation of GAAP Revenues to Non-GAAP Revenues:
GAAP Revenues	$238,740	$93,369	$14,030	$346,139
Gain on sale of FCM	—	(2,116)	—	(2,116)

Non- GAAP Revenues	$238,740	$91,253	$14,030	$344,023

	Market Making	Global Execution Services	Corporate and Other	Consolidated
Reconciliation of GAAP Pre-Tax to Non-GAAP Pre-Tax:
GAAP Income (loss) from continuing operations before income taxes	$42,710	$9,968	$(26,147)	$26,531
Gain on sale of FCM	—	(2,116)	—	(2,116)
Lease loss accrual, net	—	—	6,117	6,117

Non-GAAP Income (loss) from continuing operations before income taxes	$42,710	$7,852	$(20,030)	$30,532

Three months ended March 31, 2014	Market Making	Global Execution Services	Corporate and Other	Consolidated
Reconciliation of GAAP Revenues to Non-GAAP Revenues:
GAAP Revenues	$277,346	$87,220	$19,091	$383,657
Income resulting from the merger of BATS and Direct Edge, net	—	—	(9,644)	(9,644)

Non- GAAP Revenues	$277,346	$87,220	$9,447	$374,013

	Market Making	Global Execution Services	Corporate and Other	Consolidated
Reconciliation of GAAP Pre-Tax to Non-GAAP Pre-Tax:
GAAP Income (loss) from continuing operations before income taxes	$76,032	$2,016	$(18,664)	$59,384
Writedown of capitalized debt costs	—	—	7,557	7,557
Income resulting from the merger of BATS and Direct Edge, net	—	—	(9,644)	(9,644)
Lease loss accrual, net	359	—	(93)	266

Non-GAAP Income (loss) from continuing operations before income taxes	$76,391	$2,016	$(20,844)	$57,563

*	Totals may not add due to rounding